Filed pursuant to Rule 253(g)(2)

File No. 024-12402

SUPPLEMENT DATED OCTOBER 18, 2024

TO OFFERING CIRCULAR DATED JUNE 25, 2024

BOXABL INC.

5345 E. N. Belt Road, North Las Vegas, NV 89115

(702) 500-9000

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated June 25, 2024, of BOXABL Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated June 25, 2024, is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect updates to:

1.	The Company’s Amended 2021 Stock Incentive Plan in the section “Compensation of Directors and Officers – Equity Incentive Plan”;

2.	“Securities Being Offered” to reflect the Company’s Sixth Amended and Restated Articles of Incorporation, which increased the number of authorized shares available to the Company for issuance; and

3.	The Fifth Amended and Restated Stockholders Agreement in the section “Securities Being Offered – Fifth Amended and Restated Stockholders Agreement.”

Each of these actions became effective October 18, 2024.

RISK FACTORS

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Risks Relating to the Securities and the Offering

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By executing the subscription agreement in this offering, investors will join as Stockholders under our Stockholders Agreement. The Company has established a Fifth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) between itself, Paolo Tiramani, Galiano Tiramani, and each new stockholder to the Company. The agreement provides for among, other items, control of the directorships of the Company by Paolo Tiramani and Galiano Tiramani, and restrictions on transfer of the securities in this offering. As such, this agreement places contractual restrictions on the ability of investors to exercise rights traditionally associated with equity ownership in a company. For instance, an investor would not be able to resell or otherwise dispose of their shares in the Company without complying with Article III of the Stockholders Agreement, which establishes certain permitted transfers, and transfers that must be approved by the Company’s Board of Directors.

Investors should carefully review the terms of the Stockholders Agreement, which is included as an exhibit to the offering statement, of which this offering circular is part, as well as the summary discussion included under “Securities Being Offered—Fifth Amended and Restated Stockholders Agreement,” and be certain they are willing to accept the contractual terms of the Stockholders Agreement limiting their ability to exercise full control of their shares. In addition to the forum selection provisions and jury trial waiver described below, for further emphasis the company is highlighting the following risks associated with the Stockholders Agreement:

The Stockholders Agreement places limitations on the transferability of our securities.

Pursuant to Article III of the Stockholders Agreement, investors will not be allowed to transfer shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the company. Investors should note that these restrictions on transferability are in addition to any restrictions provided by statute or regulation. This means that investors will not be able to dispose of their shares on their own volition without satisfying the requirements of the Stockholders Agreement.

The Stockholders Agreement ensures that the Company will be controlled by Paolo Tiramani and Galiano Tiramani while the agreement is in place.

Under the Stockholders Agreement, each of Paolo Tiramani and Galiano Tiramani have the sole right to appoint one director, as well as jointly appoint a third director. No other stockholder currently has any right to appoint directors to the Company’s board of directors. This means that investors will have no control over the management of the company, or policy setting role of the board of directors. Instead, investors must rely on the efforts of Paolo Tiramani and Galiano Tiramani.

Director Designation Rights by 15% Stockholders

In the event a stockholder, other than Paolo or Galiano, acquires 15% or more of the Company’s then-outstanding shares of Common Stock (the “Designating Stockholder”), the Board shall expand by one (1) seat and the Designating Stockholder shall have the right to designate the new director.

Voting Agreements Impact the Ability to Vote Common Stock

Each stockholder holding shares of Common Stock agrees to vote all shares under the stockholder’s control to elect to the Board any individual designated by Paolo, Galiano or a Designating Stockholder (defined above as any holder of 15% or more of the Company’s then-outstanding Common Stock).

Each of Paolo, Galiano and any Designating Stockholder have the right at any time to remove, with or without cause, any director designated by them for election to the Board, and each shall vote all shares of Common Stock owned by Paolo, Galiano and any Designating Stockholder to remove from the Board any individual designated by Paolo, Galiano or any Designating Stockholder. Unless Paolo, Galiano or a Designating Stockholder consent in writing, no other stockholder shall take any action to cause the removal of any directors designated by them.

Drag-Along Provision

In the event one or more stockholders intend to sell in the aggregate more than 50% of the Company’s total outstanding shares to a third party, and the third-party conditions such sale on the third party’s ability to purchase all of the Company issued and outstanding share, then the selling stockholders have the right to require each of the other stockholders to sell all of their shares to the third-party purchaser on the same terms and conditions.

Supermajority Approval

The Stockholder Agreement further provides for supermajority approval, defined in the agreement as the affirmative vote of 60% of the Company’s voting power, of the voting holders of Common Stock of the Company for the Company to undertake specified actions, including, but not limited to, amending the Articles of Incorporation or Bylaws, effectuating a change of control of the Company, or engage in an IPO. See also below, “The Company has a Stockholders Agreement that may raise potential conflicts of interest.”

Investors who are married will be required to deliver a spousal consent to the Stockholders Agreement.

The Company requires that a married investor provide a spousal consent pursuant to the Stockholders Agreement. Furthermore, certain married investors will be required to confirm the consent of their spouse pursuant to the Stockholders Agreement. Married investors in “community property states” (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, and Wisconsin) are required to confirm the consent of their spouse to purchase the Company’s securities. A spousal consent is important to the Company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this Offering, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the Company for the enforcement of the agreement. The Company requires that the spousal consent be provided to the Company within 15 days of confirmation of an investment in the Company. While non-receipt of a spousal consent may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the Company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Stockholders Agreement if no spousal consent was provided to the Company.

The Company has a Stockholders Agreement that may raise potential conflicts of interest. The Company’s Fifth Amended and Restated Stockholders Agreement has provisions that have the potential to allow Paolo Tiramani, the Company’s CEO, and Galiano Tiramani, the Company’s Chief Marketing Officer, to exert significant influence over the Company, its Board of Directors and certain material events including change of control events. In addition to having the authority to appoint one Board member each, Messrs. Tiramani may appoint a third board member jointly. At this time, however, the current number of Board members is seven, and five of those members are independent. See our current Board membership in “Directors, Executive Officers and Significant Employees” in the Supplement filed June 25, 2024 (Commission File No. 024-12402) at www.sec.gov.

Additionally, the Fifth Amended and Restated Stockholders Agreement includes an agreement under which holders of Common Stock agree to vote all shares under their control to elect to the Board any individual designated by Messrs. Tiramani or a Designating Stockholder (defined above). Further, as disclosed in “Security Ownership of Management and Certain Securityholders,” Messrs. Tiramani collectively control approximately 99.8% of the Company’s voting power through their ownership of Common Stock. See our Supplement filed June 25, 2024 (Commission File No. 024-12402) at www.sec.gov.

With respect to Messrs. Tiramani’s control over certain corporate events, the Fifth Amended and Restated Stockholders Agreement provides for stockholder approval by holders of Common Stock representing 60% or more of the voting power. Those protective provisions concern control over the Company, such as engaging in a merger or other business combination, undertaking an initial public offering (an IPO), or amending the Company’s Articles of Incorporation or Bylaws.

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COMPENSATION OF DIRECTORS AND OFFICERS

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Equity Incentive Plan

The Company’s Board authorized amendments to the Company’s 2021 Stock Incentive Plan on July 2, 2024, and August 9, 2024 (the “Amended 2021 Stock Incentive Plan” or “Plan”), and the Consenting Stockholders approved such amendments on August 12, 2024, for the purpose of:

(1) Adding 550,000,000 shares of Common Stock for issuance thereunder;

(2) Amending the definition of “Fair Market Value”;

(3) Add the definition of “Insider”;

(4) Amend Section 3.3 relating to Participants residing outside the United States;

(5) Add Section 4.3 and 13.9 requiring compliance with Section 16 of the Securities Exchange Act of 1934, as amended;

(6) Add Section 4.4 requiring Plan participants to comply with the Company’s Insider Trading Policy;

(7) Amend Section 6.1(a) to clarify the Board’s discretion, as the Plan administrator, in determining the exercise price per share of stock options granted under the Plan in relation to requirements under Sections 409A and 424(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

(8) Amend Section 10.1 giving the Board authority to include a clawback provision in award agreements, and requiring Plan participants to be bound by, and comply with, such clawback provision or clawback policy (if any) and any demand by the Company to recapture or clawback such award;

(9) Amend Section 10.7(b) to allow the Company to repurchase from a Participant who was terminated for cause any vested shares at the lesser of (i) the Participant’s original cost, if any, and (ii) the fair market value of such shares as of the date of the Participant’s termination of service and to mandate that unvested shares will be forfeited for no consideration;

(10) Amend the savings clause in Section 13.13 to clarify the Company’s intentions with respect to the treatment of awards granted under the Plan with regard to compliance with or exemption from the requirements of Section 409A of the Code and to provide additional savings clause language beneficial to the Board, as the Plan administrator, for purposes of Section 409A of the Code; and

(11) Add Sections 13.15, 13.16 and 13.17 to the extent necessary to comply with California securities laws.

The Plan amendments became effective on October 18, 2024, and have been filed as an exhibit to the Form 8-K filed October 18, 2024, available at www.sec.gov.

During the years ended December 31, 2023 and 2022, the Board had granted 1,357,142 and 18,307,129 stock options to purchase shares of Common Stock, respectively, of which 938,600 vested immediately upon issuance. The remainder vest over periods ranging from 28 to 36 months and expire ten years from the date of grant.

In 2023, the Board granted 54.36 million RSUs. No RSUs were granted during fiscal year 2022. As of December 31, 2023, 60.5 million RSUs were outstanding. For fiscal year 2022, 17.86 million RSUs were outstanding.

The Plan provides continual motivation for our officers, employees, consultants and directors (the “Participants”) to achieve our business and financial objectives and align their interests with the long-term interests of our shareholders. The Plan also provides an incentive to attract, retain and reward certain employees, non-employee directors, and consultants to the Company or an Affiliate. The Plan is administered by the Board’s Compensation Committee, comprised of five (5) independent directors, and awards are made by the Compensation Committee in its sole discretion.

The Compensation Committee has discretion to set terms for vesting, performance goals or other conditions precedent to the exercise of the stock option. Except as described below, incentive stock option grants will have an exercise price equal to the fair market value of the Common Stock on the date of grant, expire ten years from the grant date unless an earlier time is set in the award agreement, and can be made only to Plan participants who are employees. Incentive stock option grants to employees who own more than 10% of the Company’s voting power must have an exercise price no less than 110% or more of the fair market value of the Common Stock on the date of grant, and cannot have a term longer than five (5) years.

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SECURITIES BEING OFFERED

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Sixth Amended and Restated Articles of Incorporation, our Bylaws and our Fifth Amended and Restated Stockholders Agreement. For a complete description of our capital stock, you should refer to our Sixth Amended and Restated Articles of Incorporation and our Fifth Amended and Restated Stockholders Agreement, each of which is available as exhibits to our Form 8-K filed October 18, 2024, available at www.sec.gov; our Bylaws which are available as Exhibit 3.2 to our Quarterly Report on Form 10-Q for the period ending June 30, 2024, available at www.sec.gov; and applicable provisions of the Nevada Revised Statutes.

As of October 18, 2024, our authorized capital stock consists of 32,200,000,000 shares. Of that amount, 17,800,000,000 shares are designated as Common Stock, $0.00001 par value per share, with 3,000,000,000 outstanding as of October 18, 2024. 14,400,000,000 shares are designated as Non-Voting Preferred Stock, $0.00001 par value per share, and as of October 18, 2024:

●	250,000,000 are designated as Non-Voting Series A Preferred Stock, and 194,422,511 shares are outstanding;
●	1,100,000,000 are designated as Non-Voting Series A-1 Preferred Stock, and 850,604,647 shares are outstanding;
●	2,050,000,000 are designated as Non-Voting Series A-2 Preferred Stock, and 174,159,888 shares are outstanding;
●	8,750,000,000 are designated as Non-Voting Series A-3 Preferred Stock, and 24,518,066 shares are outstanding; and
●	2,250,000,000 authorized shares of Preferred Stock that remain unclassified.

Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock

Voting Rights

Holders of Non-Voting Series A, Non-Voting Series A-1, Non-Voting Series A-2, and Non-Voting Series A-3 Preferred Stock (together, the “Preferred Stock”) will have no voting rights on matters put to the stockholders for a vote.

Dividends

Other than dividends on shares of the Company’s Common Stock payable in shares of Common Stock, the holders of the then outstanding Preferred Stock shall first receive, or simultaneously receive, a dividend in an amount equal to the dividend payable to holders of our Common Stock.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A, Non-Voting Series A-1, Non-Voting Series A-2, and Non-Voting Series A-3 Preferred Stock together, and then to the holders of Common Stock. The Non-Voting Series A Preferred Stock issued in our concurrent offerings under Regulation Crowdfunding and Regulation D include a preferred liquidation preference in an amount equal to $0.017 per share held (the “Preferred Payment” following the 10-for-1 forward split). This Preferred Payment represents a bonus to those holders, as they paid the equivalent of $0.014 per share and are eligible for a Preferred Payment of $0.017 per share. The Preferred Payment for the Non-Voting Series A-1 Preferred Stock is $0.079 per share. The Preferred Payment for the Non-Voting Series A-2 Preferred Stock is $0.80 per share, which is equal to the per share price in the Company’s Regulation A offering. The Preferred Payment for the Non-Voting Series A-3 Preferred Stock is $0.80 per share, which is the Series A-3 Original Issue Price as defined in Article 4.B.2. of our Fifth Amended and Restated Articles of Incorporation. Investors who received their shares of Non-Voting Series A-1 Preferred Stock in the Company’s offering under Regulation Crowdfunding at $0.071 per share will have the same Preferred Payment of $0.079 per share, representing a bonus to those holders as well.

If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A, A-1, A-2 and A-3 Preferred Stock will receive their pro rata share of available assets upon liquidation of the Company. By way of example, if in the event of liquidation the Company were only to have distributable assets of $0.50 for every dollar invested by the preferred stockholders, each holder of Non-Voting Series A Preferred Stock would receive $0.0085 per share held, the Non-Voting Series A-1 Preferred Stock holders would receive $0.0395 per share held, the Non-Voting Series A-2 Preferred Stock holders would receive $0.40 per share held, the Non-Voting Series A-3 Preferred Stock holders would receive $0.40 per share held and the holders of Common Stock would receive nothing.

Conversion Rights

All series of Preferred Stock convert into Common Stock upon the Board taking such action as required by the Fifth Amended and Restated Articles of Incorporation, including the supermajority approval by the Company’s controlling stockholder under the terms of the Fourth Amended and Restated Stockholders Agreement, (i) upon the occurrence of a firm underwriting registered offering (an “IPO”) or (ii) upon the Company offering of its Common Stock in an exempt offering in reliance on Regulation A.

Rights and Preferences

Holders of the Company’s Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s Non-Voting Series A, A-1, A-2 and A-3 Preferred Stock.

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors. There is no cumulative voting.

Dividends

The dividend rights of holders of our Common Stock are subject to, and qualified by, the dividend rights of our Preferred Stock.

Right to Receive Liquidation Distributions

Subject to any rights of the holders of the Non-Voting Preferred Stock, in any event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro-rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the Company’s Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s Common Stock.

Sixth Amended and Restated Articles of Incorporation – Forum Selection Provision

Our Sixth Amended and Restated Articles of Incorporation includes a forum selection provision that requires any claims against us by stockholders involving, with limited exceptions:

●	brought in the name or right of the Corporation or on its behalf;
●	asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the company to the company or the company’s stockholders;
●	arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of the Articles of Incorporation (including any Preferred Stock designation) or the bylaws;
●	interpret, apply, enforce or determine the validity of the Articles of Incorporation (including any Preferred Stock designation) or the bylaws; or
●	asserting a claim governed by the internal affairs doctrine.

Any of the above actions are required to be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Juridical District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Note, this provision does not apply to any suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction.

Fifth Amended and Restated Stockholders Agreement

The following summary is qualified in its entirety by the terms and conditions of the Fifth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), which is available in our Form 8-K filed October 18, 2024, on www.sec.gov. Certain provisions described below may have the effect of delaying, deferring or preventing a change in control of the Company.

Directors and Management of the Company

Under the Stockholders Agreement, each of Paolo Tiramani and Galiano Tiramani have the sole right to appoint one director, as well as jointly appoint a third director. Additionally, Paolo and Galiano have sole discretion whether to increase or decrease the number of directors on the Board. In the event Paolo and Galiano decide it is in the Company’s best interest to increase the size of the Board, then the new director(s) shall be voted upon and elected by a majority of the stockholders at the next annual meeting. No other stockholder currently has any right to appoint directors to the Company’s board of directors. Moreover, only holders of the Company’s Common Stock have the right to vote their shares, including in an election of the directors as described above. This means that investors will have no control over the management of the Company, or policy setting role of the board of directors. Instead, investors must rely on the efforts of Paolo Tiramani and Galiano Tiramani.

Under the Stockholders Agreement, in the event of a transfer of more than 50% of the Common Stock held by Paolo or Galiano to more than one Permitted Transferees (defined as an affiliate, family member or trust of Paolo or Galiano), then Paolo or Galiano (as applicable) may, but are not required to, assign their right to designate directors to the Permitted Transferees or terminate his portion of such director designation rights. If either Paolo or Galiano no longer own any shares of Common Stock, then such director designation rights shall automatically cease.

Director Designation Rights by 15% Stockholders

In the event a stockholder, other than Paolo or Galiano, acquires 15% or more of the Company’s then-outstanding shares of Common Stock (the “Designating Stockholder”), the Board shall expand by one (1) seat and the Designating Stockholder shall have the right to designate the new director. Once the Designating Stockholder no longer owns at least 15% of the outstanding shares of Common Stock, the right to designate and director shall cease, the term of the director designated by the Designating Stockholder shall expire, and the remaining directors shall decrease the size of the Board to eliminate the vacant seat.

Voting Agreements

Each stockholder holding shares of Common Stock agrees to vote all shares under the stockholder’s control to elect to the Board any individual designated by Paolo, Galiano or a Designating Stockholder (defined above as any holder or 15% or more of the Company’s then-outstanding Common Stock).

Each of Paolo, Galiano and any Designating Stockholder have the right at any time to remove, with or without cause, any director designated by them for election to the Board, and each shall vote all shares of Common Stock owned by Paolo, Galiano and any Designating Stockholder to remove from the Board any individual designated by Paolo, Galiano or any Designating Stockholder. Unless Paolo, Galiano or a Designating Stockholder consent in writing, no other stockholder shall take any action to cause the removal of any directors designated by them.

Protective Provisions

The Stockholders Agreement further provides for supermajority approval, defined as 60% of the Company’s voting power in the Stockholders Agreement, by the holders of the Company’s Common Stock entitled to vote in order for the Company to undertake specified actions, including, but not limited to, amending the Articles of Incorporation or Bylaws; making a material change to the nature of the Company’s business or entering into any business other than the design and manufacture of construction technology; repurchasing, redeeming or otherwise repurchasing the Company’s securities (including but not limited to equity awards or grants made under equity-based plans or other compensation agreements or the exercise of such awards and grants, business combination, or recapitalization); effectuate a transaction involving the purchase, lease, license, exchange, or other acquisition of any assets or equity interests other than in the ordinary course of business; establish a subsidiary or enter into any joint venture or similar business arrangement; initiate or consummate an IPO or public offering and sale of the Company’s securities; or wind up, dissolve, liquidate, or terminate the Company, including initiation of bankruptcy proceedings.

Potential Conflicts of Interest

As described above, the Company’s Fifth Amended and Restated Stockholders Agreement has provisions that have the potential to allow Paolo Tiramani, the Company’s CEO, and Galiano Tiramani, the Company’s Chief Marketing Officer, to exert significant influence over the Company, its Board of Directors and certain material events including change of control events. In addition to having the authority to appoint one Board member each, Messrs. Tiramani may appoint a third board member jointly. At this time, however, the current number of Board members is seven, and five of those members are independent. See our current Board membership in “Directors, Executive Officers and Significant Employees” in the Supplement filed June 25, 2024 (Commission File No. 024-12402) at www.sec.gov.

Additionally, the Fifth Amended and Restated Stockholders Agreement includes an agreement under which holders of Common Stock agree to vote all shares under their control to elect to the Board any individual designated by Messrs. Tiramani or a Designating Stockholder (defined above). Further, as disclosed in “Security Ownership of Management and Certain Securityholders,” Messrs. Tiramani collectively control approximately 99.8% of the Company’s voting power through their ownership of Common Stock. See our Supplement filed June 25, 2024 (Commission File No. 024-12402) at www.sec.gov.

With respect to Messrs. Tiramani’s control over certain corporate events, the Fifth Amended and Restated Stockholders Agreement provides for stockholder approval by holders of Common Stock representing 60% or more of the voting power. Those protective provisions concern control over the Company, such as engaging in a merger or other business combination, undertaking an initial public offering (an IPO), or amending the Company’s Articles of Incorporation or Bylaws.

Restriction on Transfer

Other than shares of the Company’s Common Stock and Preferred Stock purchased by a stockholder in an offering made in reliance on Regulation A, Tier 2, of the Securities Act, or acquired under the Company’s Amended Stock Incentive Plan, holders of the Common Stock and Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock are restricted from transferring their shares acquired, except under limited circumstances following approval of the Board of Directors of the Company. The purpose of this provision is to grant a measure of control to the Board of Director to ensure that any transfer does not result in ownership interests by competitors of the Company, or would create significant burdens or obligations for the Company to comply with federal or state laws. For any transfer approved by the Board of Directors, the transferee will be required to become party to the Stockholders Agreement as well.

Right of First Refusal

In the event a stockholder of the Company receives an offer to from a third-party purchaser to sell all or any portion of their shares, that stockholder must first offer to sell their shares to the Company, and then to Paolo or Galiano upon the same terms.

Release of Obligations Upon Transfer

As the Stockholders Agreement applies to senior management of the Company as well as investors in this offering, it includes obligations that may not be applicable to all investors because of their circumstances. For instance, the Stockholders Agreement includes a requirement to maintain the confidentiality of non-public information about the Company. However, an investor who does not serve the Company in the capacity of an employee, executive officer or director would likely only have access to public information, and never encounter an instance in which the investor would incur any liability to the Company for sharing of such information. Other provisions, like the representation about the capacity or authority to enter into the Stockholders Agreement, if breached by the investor, may require corrective actions to be taken, which create liability to the Company by the investor. Further, as noted above, the Stockholders Agreement includes certain restrictions on transfer which must be complied with, otherwise corrective actions would need to be taken, creating a liability to the Company by the investor.

That said, investors will only be subject to the provisions of the Stockholders Agreement while holding the shares of the Company. Should an investor transfer of all the shares held by the investor, in compliance with the Stockholders Agreement, the investor will have no further obligations under the Stockholders Agreement and not be liable to the Company for any action that may be considered a breach of the Stockholders Agreement.

Drag-Along Provision

In the event one or more stockholders intend to sell in the aggregate more than 50% of the Company’s total outstanding shares to a third party, and the third-party conditions such sale on the third party’s ability to purchase all of the Company issued and outstanding share, then the selling stockholders have the right to require each of the other stockholders to sell all of their shares to the third-party purchaser on the same terms and conditions.

Termination of Stockholders Agreement

The Stockholders Agreement will terminate upon the earliest of (1) the consummation of an IPO pursuant to an effective registration statement; (2) a merger or business combination resulting in the Company being traded on a national securities exchange; (3) the date that there are no holders of the Company’s equity securities; (4) dissolution or winding up of the Company; or (5) the agreement of at least 60% of the issued and outstanding Voting Shares, acting together and by written instrument..

Forum Selection Provision

The Stockholders Agreement requires that any suit or action based on contract or tort, or otherwise to enforce any provision of the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Judicial District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. Although we believe the provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits that may be brought to enforce contractual rights and obligations under the Stockholders Agreement and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Stockholders Agreement also provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the Stockholders Agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Spousal Consent

The Company requires that a married investor provide a spousal consent pursuant to the Stockholders Agreement. Furthermore, certain married investors will be required to confirm the consent of their spouse pursuant to the Stockholders Agreement. Married investors in “community property states” (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, and Wisconsin) are required to confirm the consent of their spouse to purchase the Company’s securities. A spousal consent is important to the Company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this Offering, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the Company for the enforcement of the agreement. The Company requires that the spousal consent be provided to the Company within 15 days of confirmation of an investment in the Company. While non-receipt of a spousal consent may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the Company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Stockholders Agreement if no spousal consent was provided to the Company.

Voting Trust in Frontfundr Offering in Canada

The Company is currently conducting an offering of our Non-Voting Series A-2 Preferred Stock into specific Canadian provinces through Frontfundr.com, which is exclusive to Canadian residents. In that offering, all sales are made through FrontFundr Financial Services Inc. (“FrontFundr”), which is registered as an exempt market dealer in British Columbia, Alberta, Ontario, Manitoba, New Brunswick, Nova Scotia, Saskatchewan and Quebec, and the Company has complied with prospectus exemption requirements. That offering is strictly limited to residents of those specific Canadian provinces, which is confirmed by FrontFundr. Canadian residents who participate in this offering must become party to a voting trust in which they grant any voting rights associated with their shares of Non-Voting Series A-2 Preferred Stock to Galiano Tiramani as Voting Trustee. The voting trust automatically terminates (i) twenty-one (21) years from the date of the agreement; (ii) upon dissolution or bankruptcy of the Company; (iii) upon completion of a public offering of shares (an “IPO”); or (iv) upon the written consent of the Voting Trustee and the Company.